May 20, 2014

VIA EDGAR

Patrick Gilmore
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Verisk Analytics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Re:    File No. 001-34480

Ladies and Gentlemen:

Verisk Analytics, Inc., a Delaware corporation (the “Company”), has filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Exchange Act of 1934, its Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2013.

We are writing to respond to the comments raised in your letter to the Company dated May 8, 2014. The responses below correspond to the captions and numbers of those comments (which are reproduced below in bold). References to page numbers in our response are to page numbers in the Form 10-K. Capitalized terms defined in the Form 10-K and used in this letter but not otherwise defined herein have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 3. Legal Proceedings, page 22

1. You do not appear to have provided a description of the factual basis alleged to underlie the Mariah Re litigation or the MediConnect Global, Inc. litigation, as called for by Item 103 of Regulation S-K. Please confirm that you will provide such descriptions in future filings, to the extent applicable, or advise.

Response: In future filings, to the extent applicable, the Company will provide a description of the factual basis alleged to underlie the Mariah Re litigation and the MediConnect Global, Inc, litigation in accordance with Item 103 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 16. Compensation Plans

Equity Compensation Plans, page 89

2. We note your disclosure that the volatility factor was based on the average volatility of the company’s peers. Please tell us what consideration was given to using the company’s historical pricing data in arriving at a volatility assumption. In addition, tell us what consideration was given to disclosing the reason for the continued reliance on peer data for arriving at this assumption. Refer to ASC 718-10-55-37 and SAB Topic 14.D.1.

Response: In determining the Company’s volatility factor for its stock option awards, the Company considered the expected term of the stock option awards in relation to the period of time that has elapsed since becoming publicly traded on October 7, 2009 through the grant date of the stock option awards.  For all grants prior to December 31, 2013, the Company’s expected term factor exceeded the period of time that the Company’s stock has been publicly traded.  Since the Company’s historical stock information was not available, the Company’s volatility factor was based on the average volatility of the Company’s peers, calculated using historical daily adjusted closing stock prices over the most recent period commensurate with the expected term of the stock option awards.

For future stock option grants, the Company will use a volatility factor determined based on the Company’s historical daily adjusted stock prices to the extent that the period of time that the Company’s stock has been publicly traded exceeds its expected term factor, and otherwise will use the average volatility of the Company’s peers or another appropriate metric under the accounting rules as may be appropriate at such time. For the stock options granted on April 1, 2014, the Company’s volatility factor was determined based on the Company’s historical daily adjusted stock prices as the period of time that the Company’s stock has been publicly traded exceeds its expected term factor.

The Company believes its disclosure of its initial public offering date of October 9, 2009 (Note 1 -page 64), combined with the disclosures of its expected term assumptions for its stock option awards, provides a financial statement user with a sufficient understanding that the Company’s continued reliance on peer data for its volatility factor was based on its lack of historical pricing as a publicly traded entity. In future filings, the Company will include additional disclosures of its reliance on peer data in calculating the volatility assumption for stock option awards granted prior to December 31, 2013.

Note 21. Condensed Consolidated Financial Information… page 104

3. Your disclosure indicates that the subsidiary guarantees are full and unconditional. We note that the related indenture agreements contain certain release provisions. For example, in Section 10.09 of the indenture agreement filed as Exhibit 4.1 to your April 6, 2011 Form 8-K there are provisions under which the guarantees shall automatically terminate or the subsidiary guarantor shall be released and discharged from all obligations. Please tell us what consideration you gave to disclosing such release provisions to the full and unconditional guarantees in order to more accurately describe the qualifications to the subsidiary guarantors.

Response: The Company has not described the release provisions because each of the release provisions is “customary” as provided for under Section 2510.5 of the Division of Corporation Finance’s Financial Reporting Manual. In future filings, wherever the Company includes disclosure of full and unconditional subsidiary guarantees, the Company will indicate that such subsidiary guarantees are subject to customary release provisions, to the extent applicable to such guarantees.

Item 13. Certain Relationships and Related Transactions and Director Independence (Incorporated by reference from Definitive Proxy Statement filed April 4, 2014)

Certain Relationships and Related Transactions, page 34

4. In future filings, please describe the nature of your related-person transactions with Arch Capital Group Limited and Validus Holdings, Ltd. We note that you disclose these transactions under the heading “Customer Relationships, “ but do not otherwise indicate in a any meaningful way the nature of these commercial relationships. Further, as applicable to future filings, please ensure that the disclosure under the heading “Compensation Committee Interlocks and Insider Participation” includes disclosure responsive to Item 404 of Regulation S-K with respect to related party transactions between the company and compensation committee members and their affiliates. We note for example that Arch Capital Group Limited, of which your compensation committee member Mr. Iordanou is President and Chief Executive Officer, engaged in related party transactions with the company during 2013. Refer to Item 407(e)(4)(i)(c) of Regulation S-K. When Item 404 disclosure is required in the Interlocks section, you need not repeat the same information under “Certain Relationships and Related Transactions” and may include an appropriate cross-reference in that section to "Compensation Committee Interlocks and Insider Participation."

Response: In future filings, the Company will describe the commercial nature of its related-person transactions with Arch Capital Group Limited, Validus Holdings, Ltd. or any other third party, to the extent applicable. Further, in future filings, the Company will ensure that the disclosure under the heading “Compensation Committee Interlocks and Insider Participation” includes disclosure responsive to Item 404 of Regulation S-K with respect to related party transactions between the Company and compensation committee members and their affiliates.

In connection with the Company’s responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United states.

Please do not hesitate to contact the undersigned with any questions or comments regarding this filing.

Sincerely,
/s/ Scott G. Stephenson
Scott G.Stephenson
President and Chief Executive Officer